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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CONTINENTAL MATERIALS CORPORATION
(Name of Subject Company (issuer))

CONTINENTAL MATERIALS CORPORATION
JAMES G. GIDWITZ
BETSY R. GIDWITZ
RALPH W. GIDWITZ
RONALD J. GIDWITZ
(Names of Filing Persons (offeror and issuer)

COMMON STOCK, $0.25 PAR VALUE PER SHARE
(Title of Class of Securities)

211615 30 7
(CUSIP Number of Class of Securities)

James G. Gidwitz
Chief Executive Officer
Continental Materials Corporation
200 South Wacker Drive, Suite 4000
Chicago, Illinois 60606
(312) 541-7200
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to: Craig R. Culbertson, Esq.
McGuireWoods LLP
77 West Wacker Drive, Suite 4100
Chicago, Illinois 60601
(312) 849-8100

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$12,200,000	$1,435.94

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 400,000 shares of common stock, par value $0.25 per share, at the maximum tender offer price of $30.50 per share in cash.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$1,435.94
Form or Registration No.:	Schedule TO
Filing Party:	Continental Materials Corporation, James G. Gidwitz, Betsy R. Gidwitz, Ralph W. Gidwitz and Ronald J. Gidwitz
Date Filed:	April 22, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☒
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION.

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 22, 2005 (the "Schedule TO"), as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission on May 6, 2005, relating to the issuer tender offer by Continental Materials Corporation (the "Company"), a Delaware corporation, to purchase up to 400,000 shares of its common stock, $0.25 par value per share. The Company is offering to purchase these shares at a purchase price not greater than $30.50 nor less than $27.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended or supplemented from time to time together constitute the "Offer." This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and related Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1-11 and 13.

        (1)   The eleventh sentence in the first full paragraph on page 4 of the Offer to Purchase, as amended, has been revised as follows:

        "For more information on these calculations and Mesirow's sensitivity analyses, please see the discussion below."

        (2)   The following text and tabular information has been added after the first full paragraph on page 4 of the Offer to Purchase, as amended:

        "In preparing its sensitivity analyses for the proposed tender offer transaction (as set forth below), Mesirow reviewed 2005 financial estimates prepared by the Company. The information provided to Mesirow included financial projections that contained the summary financial information set forth below. The Company does not, as a matter of course, publicly disclose forward-looking information as to future revenues, earnings or other financial information. Projections of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic, industry and competitive uncertainties and contingencies, and in the case of the Company, fluctuations in weather, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than those projected. In addition, these projections were prepared by the Company solely for internal use and not for publication or with a view to complying with the published guidelines of the Commission regarding projections or with guidelines established by the American Institute of Certified Public Accountants for prospective financial statements and are included in this Offer to Purchase only because they were furnished to Mesirow in connection with its analysis.

        The financial projections make numerous assumptions with respect to industry performance, general business and economic conditions, access to markets and distribution channels, availability and pricing of raw materials and other matters, all of which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. One cannot predict whether the assumptions made in preparing the financial projections will be accurate, and actual results may be materially higher or lower than those contained in the projections. The inclusion of this forward-looking information should not be regarded as fact or an indication that the Company or anyone who received this information considered it a reliable predictor of future results, and this information should not be relied on as such. Neither the Company's independent public accountants nor any other independent accountants or financial advisors has compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

Projected for the Fiscal Year Ending December 31, 2005
(In thousands)
Summary Projected Consolidated Statement of Operations Data:
Sales	$126,666
Operating Income	6,090
Interest expense	1,197
Income before income taxes	4,893
Provision for income taxes	1,761
Net Income	$3,132
Summary Projected Consolidated Balance Sheet Data:
Current assets	$42,155
Property, plant & equipment, net	28,553
Intangible assets, net	8,101
Total assets	$79,430
Current liabilities	17,246
Total liabilities	36,800
Total shareholders' equity	42,630
Total liabilities and shareholders' equity	$79,430

        As discussed above, Mesirow included the following sensitivity analyses in its presentation to the Company's Board of Directors in connection with the proposed tender offer transaction. This information is being disclosed so that stockholders may review the information that was provided by Mesirow to the Company's Board of Directors and, as discussed above, these calculations are based upon financial projections prepared by the Company and also include many assumptions about the structure of the tender offer transaction and the number of shares that might be tendered.

Total Amount of Tender Offer	$12,000,000
Shares Outstanding(1)	1,683,862
Stock Price—March 11, 2005(2)	$28.30

Tender Offer Sensitivity Analysis
Self-Tender Price per Share		$27.00		$28.50	$30.00	$31.50	$33.00
Premium to Share Price on March 11, 2005		(4.6%	)	0.7%	6.0%	11.3%	16.6%
Number of Shares Tendered(3)		444,444		421,053	400,000	380,952	363,636
Remaining Shares Outstanding (fully diluted)		1,239,417		1,262,809	1,283,862	1,302,909	1,320,225
Percentage of Company Owned by Insiders Post Tender(4)		72.2%		70.9%	69.7%	68.7%	67.8%
Summary Metrics
	Pre-Tender
Pro-Forma Market Capitalization Post-Tender	$47.7M	$35.1M		$35.7M	$36.3M	$36.9M	$37.4M
Pro-Forma Enterprise Value Post-Tender	$54.6M	$54.0M		$54.7M	$55.3M	$55.8M	$56.3M
Pro-Forma ROE at 12/31/05	7.5%	8.9%		8.8%	8.6%	8.5%	8.4%
Pro-Forma EPS at 12/31/05	$2.12	$2.53		$2.48	$2.44	$2.40	$2.37
% Change from Pre-Tender EPS		19.0%		16.8%	14.8%	13.2%	11.7%
Pro-Forma BV per Share at 12/31/05	$32.44	$34.40		$33.76	$33.20	$32.72	$32.29
% Change from Pre-Tender BV per Share		6.0%		4.1%	2.3%	0.9%	(0.5%	)
Pro-Forma Float(5)	788,741	344,297		367,688	388,741	407,789	425,105
as a % of fully diluted shares outstanding	46.8%	27.8%		29.1%	30.3%	31.3%	32.2%

(1)
Reflects fully diluted shares outstanding. There were 1,647,914 shares outstanding at January 14, 2005. Insiders (as defined below) hold 73,400 vested options; per the treasury method, exercise of these options results in 35,948 new shares issued.
(2)
Reflects the closing share price on March 11, 2005.
(3)
If purchase price is below $30.00, the analysis assumes tender offer will be amended so that more than 400,000 shares can be purchased at an aggregate amount of $12 million.
(4)
This assumes no Insiders tender their shares. For purposes of the above table, "Insiders" is defined to include the Gidwitz Family (including each of the Gidwitz Participants), the Employees Profit Sharing Retirement Plan and the Company's directors and executive officers.
(5)
Assumes no Insiders tender their shares and that all institutional shares are included in the float."

ITEM 12.    EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated April 22, 2005, as amended.**
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Letter from New York Life Trust Company to the Participants in the Continental Materials Corporation Employees Profit Sharing Retirement Plan with Direction Form.*
(a)(2)	Not applicable.
(a)(3)(i)	Offer to Purchase dated April 22, 2005, as amended (filed as Exhibit (a)(1)(i)).**
(a)(3)(ii)	Letter of Transmittal (filed as Exhibit (a)(1)(ii)).*
(a)(4)	Not Applicable.
(a)(5)(i)
Text of press release issued by Continental Materials Corporation dated March 24, 2005 (incorporated herein by reference to the Company's Current Report Form 8-K filed on March 24, 2005 (except for information furnished under Item 2.02 of Form 8-K, which is not deemed filed and not incorporated by reference herein) (Commission File No. 1-3834)).
(a)(5)(ii)	Text of press release issued by Continental Materials Corporation, dated April 22, 2005.*
(a)(5)(iii)	Letter from James Gidwitz, Chairman and Chief Executive Officer of Continental Materials Corporation, to the Stockholders of Continental Materials Corporation, dated April 22, 2005.*
(a)(5)(iv)	Text of press release issued by Continental Materials Corporation, dated May 6, 2005.**
(a)(5)(v)	Text of press release issued by Continental Materials Corporation, dated May 13, 2005.
(b)(i)
Revolving Credit and Term Loan Agreement dated as of September 5, 2003, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 of the Company's Quarterly Report Form 10-Q for the period ended September 27, 2003 (Commission File No. 1-3834)).
(b)(ii)
First Amendment to Revolving Credit and Term Loan Agreement dated as of May 29, 2004, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended July 3, 2004 (Commission File No. 1-3834)).

(b)(iii)
Second Amendment to Revolving Credit and Term Loan Agreement dated as of April 14, 2005, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to the Company's Current Report on Form 8-K filed on April 18, 2005 (Commission File No. 1-3834)).
(c)	Presentation of Mesirow Financial, Inc. to the Board of Directors of the Company, dated March 14, 2005.*
(d)(i)
Continental Materials Corporation Amended and Restated 1994 Stock Option Plan dated May 25, 1994 (incorporated herein by reference to Appendix A of the Company's Proxy Statement filed on April 28, 1994 (Commission File No. 1-3834) ).
(d)(ii)
Continental Materials Corporation Employees Profit Sharing Retirement Plan Amended and Restated, generally effective October 1, 1997 (incorporated herein by reference to Exhibit 99a of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (Commission File No. 1-3834)).
(d)(iii)
Restatement of Agreement Establishing CMC Partnership, dated as of December 1, 1993, by and among the parties named therein, (incorporated herein by reference to Amendment No. 1 to the Schedule 13D filed by James Gidwitz on February 14, 1997).
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed previously with Schedule TO on April 22, 2005.
**
Filed previously with Amendment No. 1 to Schedule TO on May 6, 2005.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2005	CONTINENTAL MATERIALS CORPORATION
/s/ JAMES G. GIDWITZ James G. Gidwitz Title: Chief Executive Officer and Chairman of the Board
/s/ BETSY R. GIDWITZ Betsy R. Gidwitz Title: Director	/s/ RALPH W. GIDWITZ Ralph W. Gidwitz Title: Director
/s/ JAMES G. GIDWITZ James G. Gidwitz Title: Chief Executive Officer and Chairman of the Board	/s/ RONALD J. GIDWITZ Ronald J. Gidwitz Title: Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated April 22, 2005, as amended.**
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Letter from New York Life Trust Company to the Participants in the Continental Materials Corporation Employees Profit Sharing Retirement Plan with Direction Form.*
(a)(2)	Not applicable.
(a)(3)(i)	Offer to Purchase dated April 22, 2005, as amended (filed as Exhibit (a)(1)(i)).**
(a)(3)(ii)	Letter of Transmittal (filed as Exhibit (a)(1)(ii)).*
(a)(4)	Not Applicable.
(a)(5)(i)
Text of press release issued by Continental Materials Corporation dated March 24, 2005 (incorporated herein by reference to the Company's Current Report Form 8-K filed on March 24, 2005 (except for information furnished under Item 2.02 of Form 8-K, which is not deemed filed and not incorporated by reference herein) (Commission File No. 1-3834)).
(a)(5)(ii)	Text of press release issued by Continental Materials Corporation, dated April 22, 2005.*
(a)(5)(iii)	Letter from James Gidwitz, Chairman and Chief Executive Officer of Continental Materials Corporation, to the Stockholders of Continental Materials Corporation, dated April 22, 2005.*
(a)(5)(iv)	Text of press release issued by Continental Materials Corporation, dated May 6, 2005.**
(a)(5)(v)	Text of press release issued by Continental Materials Corporation, dated May 13, 2005.
(b)(i)
Revolving Credit and Term Loan Agreement dated as of September 5, 2003, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 of the Company's Quarterly Report Form 10-Q for the period ended September 27, 2003 (Commission File No. 1-3834)).
(b)(ii)
First Amendment to Revolving Credit and Term Loan Agreement dated as of May 29, 2004, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended July 3, 2004 (Commission File No. 1-3834)).

(b)(iii)
Second Amendment to Revolving Credit and Term Loan Agreement dated as of April 14, 2005, by and among the Company, LaSalle Bank National Association and Fifth Third Bank (incorporated herein by reference to the Company's Current Report on Form 8-K filed on April 18, 2005 (Commission File No. 1-3834)).
(c)	Presentation of Mesirow Financial, Inc. to the Board of Directors of the Company, dated March 14, 2005.*
(d)(i)
Continental Materials Corporation Amended and Restated 1994 Stock Option Plan dated May 25, 1994 (incorporated herein by reference to Appendix A of the Company's Proxy Statement filed on April 28, 1994 (Commission File No. 1-3834) ).
(d)(ii)
Continental Materials Corporation Employees Profit Sharing Retirement Plan Amended and Restated, generally effective October 1, 1997 (incorporated herein by reference to Exhibit 99a of the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 (Commission File No. 1-3834)).
(d)(iii)
Restatement of Agreement Establishing CMC Partnership, dated as of December 1, 1993, by and among the parties named therein, (incorporated herein by reference to Amendment No. 1 to the Schedule 13D filed by James Gidwitz on February 14, 1997).
(f)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed previously with Schedule TO on April 22, 2005.
**
Filed previously with Amendment No. 1 to Schedule TO on May 6, 2005.

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  INTRODUCTION.
  ITEMS 1-11 and 13.
  ITEM 12. EXHIBITS
EXHIBIT INDEX